U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number  001-37797

(Check One):     Form 10-K   ☐ Form 20-F    Form 11-K   ☒ Form 10-Q   ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: September 30, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:  _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

MONSTER DIGITAL, INC.

Full Name of Registrant

N/A

Former Name if Applicable

2655 Park Center Drive, Unit C

Address of Principal Executive Office (Street and Number)

Simi Valley, CA  93065

City, State and Zip

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The registrant is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2016 within the prescribed time period due to its difficulty in completing and obtaining required financial and other information without unreasonable effort and expense.  The registrant expects to file the Form 10-Q within the time period permitted by this extension.

Part IV - Other Information

(1)  Name and telephone number of person to contact in regard to this notification

David Olert	805	955-4190
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities    Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

Yes ☒   No ☐

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒  No ☐

Monster Digital, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2016	By: /s/ David Olert
David Olert
Chief Financial Officer

Monster Digital, Inc. Attachment to Part III Narrative, Form 12b-25, November 15, 2016

Revenues were $779,000 for the three-month period ended September 30, 2016 compared to revenues of $1.7 million for the three-month period ended June 30, 2016 and $4.1 million for the comparable 2015 fiscal period. The Company implemented a strategic pricing decision for its digital storage product line that negatively impacted sales, particularly in September, normally the largest month of the quarter. Sales of its action sports cameras were also sluggish in September. Net sales for the nine months ended September 30, 2016 decreased to $3.0 million from $6.8 million for the nine months ended September 30, 2015. Cash constraints in the first six months of 2016 limited the Company’s ability to fill a product pipeline.